October 28, 2024

Thomas Equels
Chief Executive Officer and President
AIM ImmunoTech Inc.
2117 SW Highway 484
Ocala, Florida 34473

       Re: AIM ImmunoTech Inc.
           PREC14A filed October 15, 2024
           File No. 1-27072
Dear Thomas Equels:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed October 15, 2024
General

1. Please revise to provide the information called for by Item 407(i) of Regulation S-K.
       See Item 7(b) of Schedule 14A.
2. Please revise to provide the information called for by Item 408(b) of Regulation S-K.
       See Item 7(b) of Schedule 14A.
Other Matters, page 18

3. We note the following disclosure: "On June 18, 2024, appealed [sic] the District
       Court   s orders of dismissal and denial of the Company   s motion for
reconsideration
       (AIM ImmunoTech, Inc. v. Tudor, et al., Case No. 0:2023prici13576 (11th Cir.
       2023))." Docket number 180 for the district court proceeding, however, reflects that the Company's Notice of Appeal was filed on June 28, 2024. Please revise, or advise.
4. See comment above. We also note that, page 9 of the Dissident Group's preliminary proxy statement, filed on October 18, 2024, includes the following disclosure: "On
 October 28, 2024
Page 2

       June 28, 2024, AIM appealed the Florida federal court   s orders of
dismissal of the
       Florida Section 13(d) Action, denial of AIM   s motion for
reconsideration and
       sanctions. This appeal is pending. A mediation is scheduled for November
5,
       2024." Please revise your disclosure to provide additional information regarding the pending appeal and the upcoming mediation, including how either could affect the upcoming proxy contest, if at all.
Proposal 1. Election of Directors, page 20

5.     Where you reference the availability of information about the Dissident
Group
       nominees on page 5, include the Commission Website address where such information may be found. See Item 7(f) of Schedule 14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-
551-3263.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions